Joe Laxague Partner jlaxague@cronelawgroup.com

Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

May 23, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Sean Healy Dorrie Yale

Re:	Inspire Veterinary Partners, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed April 25, 2023 File No. 333-271198

Dear Ms. Nimitz and Ms. Yale:

We write on behalf of Inspire Veterinary Partners, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated May 15, 2023, commenting on Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed April 25, 2023 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Prospectus Summary, page 1

Anticipated Growth through Acquisitions, page 4

1.	We note your revisions in response to our prior comment 1, including your statement that approximately $8.2 million of your outstanding indebtedness is convertible into shares of Class A common stock. Please further revise to clarify if that entire amount is reflected in the 2,648,656 shares reflected in the table on page 9, and whether the entire amount of that indebtedness is automatically or mandatorily convertible in connection with the primary offering, or otherwise expected to be converted in connection with the primary offering.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that the Company’s outstanding indebtedness is not automatically or mandatorily convertible, and to further disclose the number of debt holders who have provided written commitments to convert their debt to equity in connection with the offering.

The Offering, page 8

2.	We note your revisions in response to our prior comment 2 and reissue in part. There are still several discrepancies in your prospectus. For example, the shares of class A common stock that are potentially issuable upon conversion of Class B common stock held by nonaffiliates do not appear to be included in the total shares of Cass A common stock being offered in this filing that are set forth in the table on page 9, despite the lead-in narrative and the amounts disclosed elsewhere, such as in footnote 8 to the selling stockholder table. Please also revise to address other discrepancies, such as the number of shares of Class A common stock that are issued and outstanding, as we note three different amounts stated throughout your prospectus as of the date of the prospectus, and the number of shares of Class A common stock issuable upon exercise of your warrants.

Response: In response to this comment, the Company respectfully advises the Staff that the 408,500 shares of Class A common stock that are issuable upon conversion of shares of Class B common stock held by non-affiliates are included in the chart on page 9 of the prospectus and in the selling stockholders table, represented by the names “Joshua Levy” and “Joshua Marten”. The Company has further amended the Registration Statement to update the number of shares being registered in the secondary offering and made conforming changes under the caption “Prospectus Summary” and throughout the Registration Statement.

The sale or availability for sale of substantial amounts of our Class A common stock could adversely affect their market price, page 24

3.	We acknowledge your revised disclosures in response to comment 4. As previously noted, please also revise your risk factor to describe the risk to purchasers in your primary offering that the large number of shares being offered in the resale transaction could depress the market price of your common stock. In addition, we note your revised disclosure on page 30, which indicates that you are not registering the Class A common stock to be held by Messers. Carr, Coleman, Keiser, Lau and Marten, upon conversion of their shares of Class B common stock. However, you continue to appear to state on page 24 that those shares are being registered by this prospectus. Please revise your disclosure to address this discrepancy, and ensure that footnotes to the selling stockholder table are appropriately updated, including footnote 5.

Response: In response to this comment, the Company has amended the Registration Statement to update the indicated risk factor and to clarify that shares of Class A common stock issuable upon conversion of Class B common stock held by Messers. Carr, Coleman, Keiser, Lau and Marten are not being registered pursuant to the Registration Statement.

Liquidity and Capital Resources, page 42

4.	As previously requested, please disclose on page 42 whether you are currently in compliance with all of your debt covenants and also whether there have been any instances of non-compliance during the periods presented and through the date of this filing.

Response: In response to this comment, the Company has amended the Registration Statement to disclose that, as of the date of the prospectus, the Company is in compliance with all covenants and commitments associated with its debt agreements, and that the Company is not aware of any instances of breaches or non-compliance with its covenants and commitments under its debt agreements.

Security Ownership of Certain Beneficial Owners and Management, page 69

5.	Please revise your selling stockholder table and beneficial ownership table to reflect information as of a recent date. Please also revise to explain the exclusion of shares noted in footnotes 3 and 8. Refer to Item 403 of Regulation S-K. In addition, we note your disclosure in a prior amendment that Star Circle Advisory had distributed 333,250 shares of Class B common stock to Mr. Carr. However, we note your revised disclosure on page 71 that Star Circle initially purchased 2,150,000 shares of Class B common stock. Please revise the beneficial ownership table to reflect similar distributions to other individuals or Star Circle's remaining ownership, or advise.

Response: In response to this comment, the Company has amended the Registration Statement to update all selling stockholder share amounts and to include the shares of Class A common stock issuable to Mr. Carr in connection with an outstanding warrant. The Company respectfully advises the Staff that Mr. Carr purchased 22,728 shares of Class A common stock in an initial equity round of investment, and separately Mr. Carr received 333,250 shares of Class B common stock following a distribution of such shares from Star Circle Advisory. The Company also respectfully advises the Staff that the shares of Class A common stock issuable to Target Capital 1 LLC remain unexercised as of the date of this correspondence.

Exhibits

6.	We note that you have filed additional exhibits. Please revise your exhibit index to ensure that it properly reflects your filed exhibits.

Response: In response to this comment, the Company has amended the Registration Statement to confirm that the exhibit index it properly reflects the Company’s filed exhibits.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.